Exhibit 1.3

Consolidated Financial Statements
for the Year Ended December 31, 2010

Ex

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC  V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accounts

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the accompanying consolidated financial statements of Pan American Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pan American Silver Corp. and subsidiaries as at December 31, 2010 and December 31, 2009 and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
March 22, 2011
Vancouver, Canada

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC  V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the internal control over financial reporting of Pan American Silver Corp. and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31,

2010 of the Company and our report dated March 22, 2011 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants
March 22, 2011
Vancouver, Canada

Pan American Silver Corp.
Consolidated Balance Sheets
As at December 31, 2010
(in thousands of U.S. dollars)

	2010	2009
Assets
Current
Cash	$179,921	$100,474
Short-term investments (Note 6)	180,583	92,623
Accounts receivable (Note 5)	66,893	66,059
Income taxes receivable	87	12,132
Inventories (Note 5 & 7)	106,854	93,446
Unrealized gain on commodity contracts	-	160
Future income taxes (Note 19)	8,172	4,993
Prepaid and other deferred expenses	6,520	2,568
Total Current Assets	549,030	372,455

Mineral property, plant and equipment, net (Note 8)	1,492,538	1,457,724
Long-term refundable tax receivable	28,171	11,909
Future income taxes (Note 19)	1,251	-
Other assets (Note 9)	1,618	6,521
Total Assets	$2,072,608	$1,848,609

Liabilities
Current
Accounts payable and accrued liabilities (Note 10)	$81,230	$96,159
Future income taxes (Note 19)	4,312	-
Income taxes payable	29,699	4,021
Total Current Liabilities	115,241	100,180

Provision for asset retirement obligation and reclamation (Note 11)	69,463	62,775
Future income taxes (Note 19)	331,228	305,820
Other liabilities (Note 12)	28,614	20,788
Total Liabilities	544,546	489,563

Non-controlling Interests	7,774	15,256

Shareholders’ Equity (Note 14)
Share capital (authorized: 200,000,000 common shares of no par value)	1,272,860	1,206,647
Contributed surplus	45,303	47,293

Accumulated other comprehensive income (Note 13)	9,346	1,618
Retained earnings	192,779	88,232
Retained earnings and accumulated other comprehensive income	202,125	89,850
Total Shareholders’ Equity	1,520,288	1,343,790
Total Liabilities, Non-Controlling Interests and Shareholders’ Equity	$2,072,608	$1,848,609

See accompanying notes to consolidated financial statements.

Commitments and Contingencies (Note 18).

APPROVED BY THE BOARD

“signed”	Ross J. Beaty, Director	“signed”	Geoff A. Burns, Director

Pan American Silver Corp.
Consolidated Statements of Operations
For the years ended December 31, 2010, 2009 and 2008
(in thousands of U.S. dollars, except for per share amounts)

	2010	2009	2008

Sales	$631,986	$454,812	$338,600
Cost of sales	305,696	245,637	199,032
Depreciation and amortization	86,483	83,169	46,349
Mine operating earnings	239,807	126,006	93,219

General and administrative	17,109	12,769	10,435
Exploration and project development	24,527	9,934	5,494
Accretion of asset retirement obligation	2,929	2,998	2,687
Doubtful accounts and inventory provisions (Note 5)	4,754	4,375	-
Write-down of mining assets (Note 8)	-	-	15,117
Operating earnings	190,488	95,930	59,486
Interest and financing expenses	(2,061)	(4,292)	(951)
Investment and other income (expenses), net	5,488	(1,467)	(1,970)
Foreign exchange gains (losses)	11,058	(1,018)	(6,147)
Net (losses) gains on commodity and foreign currency contracts	(237)	1,918	(1,619)
Net gains (losses) on sale of assets	651	(220)	998
Income before taxes and non-controlling interest	205,387	90,851	49,797
Non-controlling interests	(1,827)	(1,097)	(765)
Income tax provision (Note 19)	(90,987)	(27,756)	(24,430)
Net income	$112,573	$61,998	$24,602

Earnings per share (Note 15)

Basic income per share	$1.05	$0.71	$0.31
Diluted income per share	$1.05	$0.71	$0.30

Weighted average shares outstanding (in thousands):
Basic	106,969	87,578	80,236
Diluted	107,575	87,751	80,773
Cash dividends declared per common share	$0.075	$-	$-

Consolidated Statements of Comprehensive Income
For the years ended December 31, 2010, 2009 and 2008
(in thousands of U.S. dollars)

	2010	2009	2008
Net income	$112,573	$61,998	$24,602
Other comprehensive income
Unrealized gains on available for sale securities	8,025	17,079	9,913
Unrealized gain reversed upon disposal of shares in acquisition of mineral interests	-	(8,710)	-
Reclassification adjustment for gains included in income	(297)	(6,519)	(1,495)
Total other comprehensive income	7,728	1,850	8,418
Comprehensive income	$120,301	$63,848	$33,020

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.
Consolidated Statements of Operations
For the years ended December 31, 2010, 2009 and 2008
(in thousands of U.S. dollars, except for per share amounts)

	Common Shares
	Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance, December 31, 2007	76,662,651	$592,402	$14,233	$(8,650)	$1,632	$599,617
Issued on the exercise of stock options	129,371	3,310	(651)	-	-	2,659
Issued on the exercise of share purchase warrants	3,969,016	58,928	(10,744)	-	-	48,184
Issued as compensation	25,069	877	-	-	-	877
Stock-based compensation on options granted	-	-	1,284	-	-	1,284
Other comprehensive loss	-	-	-	8,418	-	8,418
Net income	-	-	-	-	24,602	24,602
Balance, December 31, 2008	80,786,107	$655,517	$4,122	$(232)	$26,234	$685,641
Issued on the exercise of stock options	32,000	515	(139)	-	-	376
Issued on public offering	6,371,000	97,941	-	-	-	97,941
Issued as compensation	44,626	624	-	-	-	624
Issued to acquire mineral interests	17,891,447	452,111	41,971	-	-	494,082
Stock-based compensation on options granted	-	-	1,339	-	-	1,339
Shares cancelled	(8,060)	(61)	-	-	-	(61)
Other comprehensive income	-	-	-	1,850	-	1,850
Net income	-	-	-	-	61,998	61,998
Balance, December 31, 2009	105,117,120	$1,206,647	$47,293	$1,618	$88,232	$1,343,790
Issued on the exercise of stock options	450,587	9,003	(1,655)	-	-	7,348
Issued on the exercise of share purchase warrants	399,005	11,188	(6,649)	-	-	4,539
Issued as compensation	76,918	2,490	-	-	-	2,490
Issued to acquire mineral interests	1,747,738	43,532	3,985	-	-	47,517
Stock-based compensation on options granted	-	-	2,329	-	-	2,329
Other comprehensive income	-	-	-	7,728	-	7,728
Dividends distributed	-	-	-	-	(8,026)	(8,026)
Net income	-	-	-	-	112,573	112,573
Balance, December 31, 2010	107,791,368	$1,272,860	$45,303	$9,346	$192,779	$1,520,288

See accompanying notes to consolidated financial statements.

Pan American Silver Corp.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	2010	2009	2008
Operating activities
Net income for the year	$112,573	$61,998	$24,602
Reclamation expenditures	(1,045)	(992)	(167)
Items not affecting cash:
Depreciation and amortization	86,483	83,169	46,349
Write-down of mining assets	-	-	15,117
Accretion of asset retirement obligation	2,929	2,998	2,687
Net (gains) losses on sale of assets	(651)	220	(998)
Future income taxes	17,227	2,113	3,210
Unrealized (losses) gains on foreign exchange	(9,976)	1,478	(2,769)
Non-controlling interests	1,827	1,097	765
Other operating adjustments and charges (Note 5)	4,754	7,145	-
Gain on disposal of securities in acquisition of subsidiary (Note 3)	-	(6,353)	-
Net change in unrealized (gains) losses on commodity and foreign currency contracts	160	(3,597)	8,913
Stock-based compensation	4,028	2,382	2,223
Changes in non-cash operating working capital (Note 16)	23,947	(35,782)	(6,404)
Cash generated by operating activities	242,256	115,876	93,528

Investing activities
Mining property, plant and equipment expenditures (net of related accruals)	(83,370)	(52,751)	(243,800)
Acquisition of net assets of subsidiary, (net of $4.3 million cash acquired) (Note 3)	-	942	-
Net (purchase of) proceeds from sale of short-term investments	(80,162)	(80,136)	62,779
Proceeds from sale of assets	1,337	208	12,199
Net refundable tax paid and other asset expenditures	(3,922)	(14,605)	-
Cash used in investing activities	(166,117)	(146,342)	(168,822)

Financing activities
Proceeds from issuance of common shares	11,887	103,909	50,843
Share issue costs	-	(5,592)	-
Dividends paid by subsidiaries to non-controlling interests	(992)	-	(2,626)
Dividends paid	(8,026)	-	-
Advances received for construction and equipment leases	5,360	-	-
Net (repayments) proceeds from advances on metal shipments and loans	(5,630)	5,742	2,494
Cash generated by financing activities	2,599	104,059	50,711

Cash, beginning of period	100,474	26,789	51,915
Increase (decrease) in cash during the period	78,738	73,593	(24,583)
Effect of exchange rate changes on cash	709	92	(543)
Cash, end of period	$179,921	$100,474	$26,789

Supplemental Cash Flow Information
Interest paid	$-	$-	$-
Taxes paid	$36,651	$21,655	$27,577
Significant Non-Cash Items
Common shares issued to acquire mineral interest (Note 3)	$47,517	$514,870	$-
Stock compensation issued to employees and directors	$4,768	$1,963	$2,161

See accompanying notes to consolidated financial statements.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. and its subsidiary companies (collectively, the “Company”, or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico, Argentina and Bolivia.  The Company has current project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America and Mexico.

2.	Summary of Significant Accounting Policies

a.	Basis of Presentation

The Company’s consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries.  The United States dollar is the principal currency of measure in all the Company’s operations.  The Company prepares and files its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).  Significant differences from United States generally accepted accounting principles are discussed in Note 21.

b.	Principles of Consolidation

The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects Owned

Pan American Silver S.A. Mina Quiruvilca	Peru	100%	Consolidated	Huaron Mine/Quiruvilca Mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha Mine
Minera Corner Bay S.A. de C.V.	Mexico	100%	Consolidated	Alamo Dorado Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Minera Triton Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

Inter-company balances and transactions have been eliminated on consolidation.

c.	Significant Changes in Accounting Policy

The Company did not make significant changes to its accounting policies in 2010.

d.	Use of Estimates

The preparation of financial statements in accordance with Canadian GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  The most significant estimates are: quantities of proven and probable silver reserves; the value of mineralized material beyond proven and probable reserves; future costs and expenses to produce proven and probable reserves; future commodity prices and foreign currency exchange rates; the future cost of asset retirement obligations; amounts of contingencies; and the fair value of acquired assets and liabilities including pre-acquisition contingencies.  Significant items that require estimates as the basis for determining the stated amounts include inventories, trade accounts receivable, mineral property, plant and equipment, investments in non-producing properties, revenue recognition, stock based compensation,

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

unrealized gains and losses on commodity and foreign currency contracts, fair value of assets and liabilities acquired in a business combination, and income taxes.

e.	Revenue Recognition

Revenue is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. The passing of title to the customer is based on the terms of the sales contract, which is persuasive evidence that an arrangement exists.  Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Under the Company’s concentrate sales contracts with third-party smelters, final commodity prices are set on a specified quotational period, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period using forward market prices. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in metal prices and result in an embedded derivative in the accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with the fair value adjustments classified in revenue.  Royalties and refining and treatment charges are netted against revenue for sales of metal concentrate.

f.	Financial Instruments

The Company applies as prescribed Section 3855, “Financial Instruments – Recognition and Measurement” of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook.  CICA Standard 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives.  Under CICA 3855, all financial assets must be classified as either held-for-trading, available-for-sale, held-to-maturity investments or loans and receivables.  All financial liabilities must be classified as held-for-trading or other financial liabilities.  All financial instruments, including derivatives, are included on the Consolidated Balance Sheets and are initially measured at fair value.  Subsequent measurements and recognition of changes in fair value depend on the instrument’s initial classification.  Held-for-trading financial instruments are measured at fair value, and all gains and losses are included in net income (loss) in the period in which they arise.  Available- for-sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost.  Changes in fair value are recorded in other comprehensive income (loss) until the assets are removed from the balance sheet.  Investments classified as available-for-sale are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment.  Realized gains and losses on the disposal of available-for-sale securities are recognized in investment and other income.  Held-to-maturity investments, loans and certain receivables, and other financial liabilities are measured at amortized cost while trade receivables that arose from provisional concentrate sales as described in Note 2(e) are valued using quoted market prices based on the forward London Metal Exchange and the London Bullion Market Association P.M. fix.  Also, transaction costs related to all financial assets and liabilities are recorded in the acquisition or issue cost and are amortized to income using the effective interest method, unless the financial instrument is classified as held-for-trading, in which case the transaction costs are recognized immediately in net income (loss).

CICA Section 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities.  Certain derivatives embedded in non-derivative contracts must also be measured at fair value.  Any changes in the fair value of recognized derivatives are included in net income (loss) for the period in which they arise, unless specific hedge accounting criteria

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

are met, as defined in CICA Section 3865.  Fair values for the Company’s recognized commodity-based derivatives are based on the forward prices of the associated market index.

The Company has made the following classifications:

-
Short-term and other investments including debt and equity securities are classified as “Available for sale securities”.  Changes in the market value of the securities are recorded as other comprehensive income.

-
Accounts receivable and long term receivables are classified as “Loans and Receivables”.  They are recorded upon their initial measurement at fair value, which is equal to their cost.  Subsequently, provisionally priced trade accounts receivable are valued using quoted market prices while other accounts receivable and long term receivables are valued at amortized cost.   At December 31, 2010, the recorded amount approximates fair value.

-
Accounts payable and accrued liabilities and other long term liabilities are classified as “Other financial liabilities”.  They are initially measured at their fair value.  At December 31, 2010, the recorded amount approximates fair value.

g.	Derivatives and Trading Activities

The Company employs metals and currency contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales.  Foreign currency derivative financial instruments, such as forward contracts, are used to manage the effects of exchange rate changes on foreign currency cost exposures.  Changes in the fair value of derivative instruments are reported in income or in other comprehensive income (“OCI”), depending on the use of the derivative and whether it qualifies for hedge accounting treatment under the provisions of CICA 3865, “Hedges”.  Unrealized gains and losses on derivative instruments qualifying as cash flow hedges are recorded in OCI to the extent the hedges are effective, until the underlying transactions are recognized in the Consolidated Statement of Operations.  To the extent effective, unrealized gains and losses on the derivative and non-derivative instruments used as hedges of the Company’s net investment in foreign operations are recorded in OCI.  The ineffective portions of cash flow hedges and hedges of net investment in foreign operations, if any, are recognized in income immediately.  At December 31, 2010 the Company had no derivative positions or net investments in foreign operations to which it was applying hedge accounting.  All derivative instruments are recorded on the balance sheet at fair value.

Unrealized gains and losses on derivative instruments designated as fair value hedging instruments, as well as offsetting unrealized gains and losses on the hedged items, are recognized in the Consolidated Statement of Operations in the same accounting period.  Unrealized gains and losses on derivative instruments that do not qualify or are not designated as hedges are marked to market at the end of each accounting period with the results included in gain or loss on commodity and foreign currency contracts in the Consolidated Statement of Operations.

Derivatives may be embedded in other financial instruments (host instruments). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not classified as held for trading. These embedded derivatives are measured at fair value on the balance sheet with subsequent changes in fair value recognized in income. The Company selected January 1, 2003 as its transition date for embedded derivatives. The Company has not identified any embedded derivatives that are required to be accounted for separately from the host contract other than those arising from provisionally priced sales mentioned previously.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

h.	Cash

Cash includes cash in banks, held primarily in U.S. dollars and considered “held-for-trading” and therefore is stated at fair value.

i.	Short-term Investments

Short-term investments are classified as “available for sale”, and consist of highly-liquid debt securities with original maturities in excess of three months and equity securities.  The debt securities include corporate bonds with Standard & Poor’s rating of A - to AAA with an overall average of single A high.  These debt and equity securities are initially recorded at fair value, which upon their initial measurement is equal to their cost.  Subsequent measurements and changes in the market value of these debt and equity securities are recorded as changes in other comprehensive income.  Investments are assessed quarterly for potential impairment.

j.	Inventories

Inventories include concentrate ore, doré, ore in stockpiles, processed silver, and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. All metal inventories are stated at the lower of cost or net realizable value, with cost being determined using the weighted average cost method. Supplies inventories are valued at the lower of average cost and net realizable value, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries, and is also valued at lower of cost or net realizable value.  At times, the Company has a limited amount of finished silver at a minting operation where coins depicting Pan American’s emblem are stamped.

k.	Mineral Property, Plant and Equipment

Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized. Maintenance, repairs and renewals are charged to operations.  Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.  Mineral property costs are depreciated using the units-of-production method based upon estimated total proven and probable reserves. Depreciation of plant and equipment is calculated on a straight-line method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such assets ranging from three to twenty years and the life of the mineral property to which it relates.

l.	Operational Mining Properties and Mine Development

Mineral exploration costs are expensed as incurred. Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Company.  Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recouped in full through successful development and exploration of the area of interest or alternatively, by its sale. Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations amongst others.

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations,

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

are also capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial service. Any revenues earned during this period are recorded as a reduction in deferred commissioning costs. These costs are amortized using the units-of-production method over the life of the mine, commencing on the date of commercial service.

Acquisition costs related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. In countries where the Company has paid Value Added Tax (“VAT”) and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately makes recoveries of the VAT, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

Major development expenditures on producing properties incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing properties are charged against earnings as incurred. Gains or losses from sales or retirements of assets are included in gain or loss on sale of assets.

m.	Asset Impairment

Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment and non-producing property. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include assumptions related to recoverable proven and probable reserves and a portion of recoverable resources, silver, zinc, copper, lead and gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

n.	Reclamation and Remediation Costs

Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements.

The asset retirement obligation is measured using assumptions for cash outflows such as expected labor costs, allocated overhead and equipment charges, contractor markup, and inflation adjustments to determine the total obligation.  The sum of all these costs is discounted, using the credit adjusted risk-free

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

interest rate from the time the Company expects to pay the retirement obligation to the time the Company incurs the obligation.

Upon initial recognition of a liability for an asset retirement obligation, the Company capitalizes the asset retirement cost to the related long-lived asset. The Company amortizes this amount to operating expense using the units-of-production method. The Company evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Upward revisions in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

o.	Foreign Currency Translation

The Company’s functional currency and that of its subsidiaries is the U.S. dollar. Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates.  Carrying values of foreign currency monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. dollar exchange rate prevailing at that date.  Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings.

The accounts of subsidiaries, which are considered to be integrated operations, are translated into U.S. dollars using the temporal method.  Under this method, monetary assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the end of each period and non-monetary assets and liabilities are translated using historical exchange rates. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income or loss.

p.	Stock-based Compensation Plans

The Company provides stock grants or options to buy common shares of the Company to directors, officers, employees and service providers.  The board of directors grants such options for periods of up to ten years, with vesting periods determined at their sole discretion and at prices equal to or greater than the weighted average market price of the five trading days prior to the date the options were granted.

The Company applies the fair-value method of accounting in accordance with the recommendations of CICA Handbook Section (3870), “Stock-based Compensation and Other Stock-based Payments”.  Stock-based compensation expense is calculated using the Black-Scholes option pricing model or by using the market price of the Company’s stock.

q.	Income Taxes

The Company computes income taxes in accordance with CICA Handbook Section (3465), “Income Taxes”, which requires an asset and liability approach. This results in the recognition of future tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities, as well as operating loss and tax credit carry-forwards, using substantively enacted tax rates in effect in the years in which the differences are expected to reverse. The Company records a valuation allowance against a portion of those future income tax assets except to the extent that management believes they will more likely than not be realized.  On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Company recognizes the future tax assets and liabilities for the tax effects of such differences.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

r.	Earnings (loss) Per Share

Basic earnings (loss) per share calculations are based on the net income (loss) for the period divided by the weighted average number of common shares issued and outstanding during the period.

The diluted earnings/(loss) per share calculations are based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period, but only if dilutive.

For convertible securities that may be settled in cash or shares at the holder’s option the more dilutive of cash settlement and share settlement is used in computing diluted earnings/(loss) per share. For settlements in common shares, the if-converted method is used, which requires that returns on senior convertible equity instruments and income charges applicable to convertible financial liabilities be added back to net earnings/(loss), from the beginning of the period (or at the time of issuance, if later).

s.	Dividend Policy

Pan American declared its first dividend in February 2010 and a second dividend in August 2010, both in the amount of $0.025 per common share. In November 2010 the Company announced a dividend in the amount of $0.025 per share and increased the frequency of the Company's dividend distributions from a semi-annual to a quarterly basis. The Company’s policy to distribute dividends reflects its ability to generate substantial cash flows from our operations in a high price environment.  With strong cash flow and strong balance sheet, the Company determined that it has the financial resources to return additional value to shareholders while still investing in advanced projects. The amount and timing of any dividends is within the discretion of the Board of Directors. The Board of Directors reviews the dividend policy quarterly based on the Company’s current and projected liquidity profile, and capital requirements for capital projects and potential acquisitions.

t.	Transition to International Financial Reporting Standards

The Accounting Standards Board (AcSB) adopted International Financial Reporting Standards (IFRS) as Canadian GAAP for publicly accountable enterprises for fiscal years beginning on or after January 1, 2011.  The Company will report its first consolidated financial statements in accordance with IFRS for the three months ended March 31, 2011, with comparative figures for the corresponding period for 2010.  In addition, the adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ending December 31, 2010, and restatement of the opening balance sheet as at January 1, 2010.

3.	Acquisitions of Mineral Interests

Aquiline Resource Inc. (Navidad Project, Chubut, Argentina)

During January 2010, Pan American acquired the remaining 7% interest in Aquiline Resources Inc. (“Aquiline”), a Canadian publicly traded company that controls the Navidad Project in Chubut, Argentina, a silver development project, as well as several other early stage development projects in Argentina and Peru. The acquisition was completed in three significant steps.  On December 7, 2009 the Company completed the acquisition of 84.5% of the outstanding shares of Aquiline and extended the offer to December 22, 2009 at which time the Company had taken up 93% of the outstanding shares of Aquiline.  Through a Compulsory Acquisition, on January 22, 2010, the Company acquired the remaining shares of Aquiline achieving 100% ownership.  The acquisition was made on the basis of issuing 0.2495 of a Pan American common share, plus 0.1 of a Five Year Pan American Warrant (“Consideration Warrant”) for each Aquiline Share tendered. Each whole Consideration Warrant will entitle the holder to acquire one

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Pan American common share at a price of CAD $35.00 per Pan American common share for a period of five years after the date on which Pan American first paid for Aquiline Shares tendered, December 7, 2009. The acquisition of Aquiline was accounted for as an asset acquisition.

The purchase price of the transaction totalled $586.4 million, comprised of approximately 19.6 million Pan American common shares, 7.9 million Consideration Warrants, 0.5 million Replacement Warrants, 0.5 million Replacement Options, 1.7 million common shares and 1.5 million warrants of Aquiline, respectively, held by Pan American prior to the offer and considered disposed of into the transaction, a replacement convertible debenture as discussed below and transaction costs of $6.2 million.

Pan American exchanged and replaced the outstanding options, warrants and the convertible debenture at an exchange ratio of 0.2495 and at strike prices equivalent to the original strike prices divided by 0.2495.  Pan American share values utilized for valuing the consideration of shares issued were closing prices on the actual dates of the Pan American shares being issued, with a range of prices used from $23.54 to $25.40.

Consideration warrants were valued using observable market pricing with a range of prices from $4.50 to $5.73 assigned to the consideration warrants issued on the issue dates.

Replacement warrants and options were valued using the Black-Scholes option pricing model.  Assumptions used were as follows:

Dividend yield	0%
Expected volatility	52% - 63%
Risk free interest rate	1.5%
Expected life	0 – 2 years

Warrants owned by Pan American prior to the offer and considered disposed into the transaction were valued using the Black-Scholes option pricing model.  Assumptions used were as follows:

Dividend yield	0%
Expected volatility	50%
Risk free interest rate	1.3%
Expected life	1.9 years

The Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract related to certain production from the Navidad project.  The Company concluded that the most appropriate guidance regarding treatment of the replacement convertible debenture at the time of acquisition was provided under Canadian GAAP by making reference to the principles in EIC 70 – “Presentation of a Financial Instrument Labeled as a Share when a Future Event or Circumstance may affect the Issuer’s Obligations”.  In consideration of EIC-70 and the economic substance of the contract, it was concluded that a liability presentation (Note 12) was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition.  On February 25, 2010, subsequent to the acquisition transaction, the counterparty to the replacement debenture indicated its intention to elect the silver stream alternative.  The final contract for this alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative as a liability.

The current version of the silver stream alternative allows the counterparty the right to purchase 12.5% of the payable silver produced from the Loma de La Plata zone of the Navidad project for the life of the zone, such right including the right to purchase a minimum of one million ounces of payable silver per year from

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

the zone, or if unavailable, from other production on the Navidad Project, for a minimum of a 12.5 year period.  The silver under the silver stream contract will be purchased by the counterparty for the sum of: (a) an upfront payment of CAD $50 million (the ‘‘Upfront Payment’’); and (b) the lesser of $4.00 per ounce of payable silver and the prevailing market price per ounce of payable silver on the London Metals Exchange.  The Upfront Payment shall be made by the counterparty as follows: (a) CAD $17.5 million represented by the purchase price of the convertible debenture, which has already been paid; (b) CAD $15.0 million on the Maturity Date; and (c) CAD $17.5 million to be paid in four equal installments over one year, payable starting three months after commencement of construction.  The Maturity Date is defined as the date that is the later of:  (a) the completion of a feasibility study on the Loma de La Plata zone; (b) the decision and public announcement by the Company to proceed with the construction of a mine; and (c) the receipt of all necessary permits to proceed with the construction of a mine

The purchase price allocation for the Aquiline transaction was calculated and presented as follows     (2010 – 100% ownership completed, 2009 – 93% ownership achieved):

	2010	2009
Fair value of Pan American shares issued	$495,643	452,111
Fair value of Pan American consideration warrants issued	36,824	32,839
Fair value of Pan American replacement warrants issued	8,106	8,106
Fair value of Pan American replacement options issued	1,027	1,027
Fair value of Aquiline units tendered into the transaction	17,771	17,771
Fair value of replacement debenture issued (Note 12)	20,788	20,788
Transaction costs	6,207	10,923
Purchase Consideration	$586,366	543,565

The purchase price allocation was as follows:
Net working capital acquired (including cash of $4.3 million)	(4,299)	(4,299)
Mineral property, plant and equipment	867,027	813,023
Asset retirement obligation	(1,235)	(1,235)
Future income tax liability	(275,127)	(256,211)
Non-controlling interest	-	(7,713)
	$586,366	543,565

4.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time minimizing the cost of capital and maximizing growth of its business and provide returns to its shareholders.  The Company’s capital structure consists of shareholders’ equity, comprising issued share capital plus contributed surplus plus retained earnings, plus accumulated other comprehensive income with a balance of $1.5 billion as at December 31, 2010 (2009 - $1.3 billion).  As discussed further in Note 18(c), the Company has available a $150 million credit facility which has not been drawn.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2009.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

5.	Financial Instruments

a.	Overview

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns.  The principal financial risks to which the Company is exposed are metal price risk, credit risk, foreign exchange rate risk, and liquidity risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

b.	Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments.

The Company derives its revenue from the sale of silver, zinc, lead, copper, and gold.  The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control.

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, Company policy is not to hedge the price of silver.

The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts.  The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. At December 31, 2010, the Company had no contracts in place for sales of future production, except for the Silver Stream contract referred to in Note 3.

c.	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meets its contractual obligations, and arises principally from the Company’s trade receivables.  The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente and La Colorada mines.  Concentrate contracts are common business practice in the mining industry. At December 31, 2010 the Company had receivable balances associated with buyers of the Company’s concentrates of $51.0 million (2009 - $54.0 million).  The vast majority of the Company’s concentrate is sold to four well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances.  At December 31, 2010 the Company had approximately $20.8 million (2009 - $15.1 million) of value, at cost, contained in precious metal inventory at refineries.  The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose the Company to the credit risk of the Company’s counterparties to the extent that the Company’s trading positions have a positive mark-to-market value.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management, and monitoring.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

As at December 31, 2010, Doe Run Peru (“DRP”), one of the buyers of concentrates from the Company’s Peruvian operations, owed to the Company approximately $8.2 million for deliveries of concentrates that occurred in early 2009. The Company established a doubtful accounts receivable provision of $4.4 million of the amount receivable in the second quarter of 2009 and, in addition, reclassified the remaining receivable balance from current assets into long term assets on its consolidated balance sheet at that time which also resulted in a further $0.6 million charge related to the negative present value impact of the expected delay in the recovery of the DRP receivable which was presented as part of other expense on the Consolidated Statement of Operations.  On July 27, 2010, DRP failed to restart operations at its La Oroya smelter, as mandated by the Peruvian government.  Although the Company will continue to pursue every possible avenue to recover the amounts owed by DRP, the Company increased the doubtful accounts receivable provision for the remaining $3.2 million of the receivable during the second quarter of 2010.  In addition, during the fourth quarter of 2010, the Company wrote down $1.5 million of costs of certain pyrite stockpile inventories that were being sold to the La Oroya smelter after assessing that no other economically viable alternatives to realize upon these inventories could be found.

Other than this receivable with DRP, at December 31, 2010 and December 31, 2009, the Company had no material past due trade receivables or other current receivables and the accounts receivable on the Consolidated Balance Sheets is presented with $ NIL provision for doubtful accounts (December 31, 2009 - $ NIL).

Trade accounts receivable and other receivables that represent the maximum credit risk to the Company consist of the following:

	2010	2009
Trade accounts receivable	$51,026	53,963
VAT receivable	4,342	3,500
Advances to suppliers and contractors	4,704	3,536
Other	6,821	5,060
Presented as accounts receivable on the Consolidated Balance Sheet	$66,893	$66,059
Long-term refundable tax receivable and other receivables	28,171	15,734
Total	$95,064	$81,793

The Company invests its cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

d.	Foreign Exchange Rate Risk

The Company reports its financial statements in U.S. dollars (“USD”); however, the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

In order to mitigate this exposure, from time to time the Company has purchased Peruvian New soles (“PEN”), Mexican pesos (“MXN”) and Canadian dollars (“CAD”) to match anticipated spending.  However, at December 31, 2010, the Company had no forward contracts to purchase foreign currencies.  A 10% increase or decrease in the exchange rate of the currencies in the countries that the Company operates relative to the USD would have the effect of a $23.9 million increase or decrease to operating costs on the Company’s 2010 statement of operations.  The Company’s net income is also affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date.  The Company has reviewed its monetary assets and monetary liabilities and estimates that a 10% change in the exchange rate of the foreign currencies in which its December 31, 2010 non-USD net monetary liabilities were denominated would result in a net income change of $38.6 million.  The most significant monetary item affected by such movements in foreign currencies is the future income tax liability arising from the Aquiline acquisition with a December 31, 2010 balance of $263.6 million.  This liability reflects the difference between the tax values and the accounting book values of the assets purchased.  As this balance is deemed to be denominated primarily in Argentine pesos, the Company is required to adjust this liability for any movements in the exchange rate of that currency against the USD.  At December 31, 2010 the Company was also holding $100.5 million in CAD in cash and short term investments.

e.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.  The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, and its committed loan facilities.

The Company’s commitments have contractual maturities which are summarized below:

PAYMENTS DUE BY PERIOD - 2010
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Capital Lease Obligations	$158	$118	$40	-	-
Other current liabilities	113,180	113,180	-	-	-
Contribution Plan (1)	4,902	2,451	2,451	-	-
Total contractual obligations(2)	$118,240	$115,749	$2,491	-	-

PAYMENTS DUE BY PERIOD - 2009
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Capital Lease Obligations	$669	$620	$49	-	-
Current Liabilities	97,446	97,446	-	-	-
Contribution Plan (1)	8,205	2,735	5,470	-	-
Total contractual obligations(2)	$106,320	$100,801	$5,519	-	-
(1)
In June 2008 the Company initiated a 4 year contractual retention plan for key officers and management, further discussed in Note 14. Contract commitments for the plan, payable in CAD, represent minimum payments expected to be paid out, presented above in USD at the year-end rate.

(2)	Amounts above do not include payments related to the Company’s anticipated asset retirement obligation (Note 11).

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

f.	Fair Value of Financial Instruments

The carrying value of cash is at fair value, while accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity and terms of these financial instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

In 2009 the Accounting Standards Board (“AcSB”) amended the Handbook Section 3862, “Financial Instruments – Disclosures”, to require enhanced disclosures about the relative reliability of the data, or “inputs”, that an entity uses in measuring the fair values of its financial instruments.  This amendment substantially aligns Canadian GAAP with U.S. GAAP and as such, the Company’s reporting for this amendment is in line with information previously presented in the reconciliation from Canadian GAAP to U.S. GAAP.

The guidance requires that additional disclosure on determining fair value is provided when the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate when a transaction is not orderly. Also, for investments in debt and equity securities the Company is required to: (i) clarify the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired, (ii) provide guidance on the amount of an other-than-temporary impairment recognized for a debt security in earnings and other comprehensive income and (iii) expand the disclosures required for other-than-temporary impairments for debt and equity securities. See tables below for the required disclosure.

This update provided clarification for circumstances in which: (i) a quoted price in an active market for the identical liability is not available, (ii) the liability has a restriction that prevents its transfer, and (iii) the identical liability is traded as an asset in an active market in which no adjustments to the quoted price of an asset are required. The updated guidance is effective for periods ending after September 30, 2009.

The updated guidance established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under this guidance are described below:

Level 1  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2  Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3  Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no observable market data).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by the guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Fair Value at December 31, 2010
(in thousands of U.S. dollars)	Total	Level 1	Level 2	Level 3
Assets:
Cash	$179,921	$179,921	$-	$-
Short-term investments	180,583	180,583	-	-
Investments	1,483	1,483	-	-
Trade receivable from provisional concentrate sales, net	51,026	-	51,026	-
	$413,013	$361,987	$51,026	$-

	Fair Value at December 31, 2009
(in thousands of US dollars)	Total	Level 1	Level 2	Level 3
Assets:
Cash	$100,474	$100,474	$-	$-
Short-term investments	92,623	92,623	-	-
Investments	1,553	1,553	-	-
Unrealized gain on commodity and foreign currency contracts	160	-	160	-
Trade receivable from provisional concentrate sales, net	53,963	-	53,963	-
	$248,773	$194,650	$54,123	$-

The Company’s cash is classified within Level 1 of the fair value hierarchy because it is valued using quoted market prices.

The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.

The Company’s unrealized gains and losses on commodity and foreign currency contracts are valued using observable market prices and as such are classified as Level 2 of the fair market value hierarchy.  As of December 31, 2010, the unrealized gains and losses on commodity and foreign currency contracts was $NIL (2009 - $0.2 million).

The Company’s trade receivable arose from provisional concentrate sales as described in Note 2(e) and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) (copper) (zinc) and (lead) and the London Bullion Market Association P.M. fix (“London P.M. fix”) (gold) (silver).

The total amount of unrealized gains on Available for Sale Securities for the period was included in Accumulated Other Comprehensive Income.  This is the result of changes in market values and foreign exchange rates.

6.	Short term investments and other investments

	December 31, 2010			December 31, 2009
Available for Sale	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short term investments	$180,583	$172,315	8,268	$92,623	$92,153	470
Investments (1)	1,483	405	1,078	1,553	405	1,148
	$182,066	$172,720	9,346	$94,176	$92,558	1,618
(1)	Investments in certain equity securities are presented in other assets on the balance sheet (Note 9).

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

7.	Inventories

Inventories consist of:
	December 31, 2010	December 31, 2009
Concentrate inventory	$14,026	$15,379
Stockpile ore	24,182	21,892
Direct smelting ore (1)	-	1,462
Doré and finished inventory	33,755	27,577
Materials and supplies	34,891	28,147
	106,854	94,457
Less: non-current direct smelting ore (1)	-	(1,011)
	$106,854	$93,446
(1)	During 2010, the Company wrote down the direct smelting ore inventories as described in Note 5.

The amounts of inventory recognized as expenses during 2010 and 2009 are equivalent to the cost of sales for the respective periods.

8.	Mineral Property, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized.  Exploration expenditures on investment and non-producing properties are charged to operations in the period they are incurred.

Mineral property, plant and equipment consist of:

	December 31, 2010			December 31, 2009
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Huaron mine, Peru	$99,427	$(37,713)	$61,714	$92,768	$(33,966)	$58,802
Morococha mine, Peru	116,991	(31,526)	85,465	97,568	(25,140)	72,428
Alamo Dorado mine, Mexico	184,567	(96,484)	88,083	181,903	(68,320)	113,583
La Colorada mine, Mexico	62,393	(36,598)	25,795	53,951	(33,239)	20,712
Manantial Espejo mine, Argentina	307,644	(71,489)	236,155	311,357	(37,993)	273,364
San Vicente mine, Bolivia	111,167	(24,097)	87,070	105,445	(12,543)	92,902
Other	4,851	(2,441)	2,410	2,229	(1,222)	1,007

TOTAL	$887,040	$(300,348)	$586,692	$845,221	$(212,423)	$632,798

Non-producing properties:
Morococha, Peru			$17,766			$19,012
Aquiline Group (Navidad project)			886,401			804,308
Other			1,679			1,606
TOTAL Non-producing properties			$905,846			$824,926
TOTAL Mineral Property, Plant and Equipment			$1,492,538			$1,457,724

Major categories of depreciable and depletable assets consist of:
	2010	2009
Plant and equipment	$431,590	$362,991
Mineral properties and mine development	445,519	472,310
Capital leases (equipment)	9,935	9,920
	887,043	845,221
Less: Accumulated depletion and depreciation	(294,578)	(208,643)
Depreciation of capitalized lease equipment	(5,770)	(3,780)
	(300,348)	(212,423)
	$586,692	$632,798

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

a.	Write-Down of Mining Assets

Annually, or more frequently as circumstances require, the Company performs property evaluations to assess the recoverability of its mining properties.  Mine asset impairment analyses are performed on all of the Company’s properties and investments using a combination of historic and forecast prices as well as considering qualitative factors. The Company determined that there are no write-downs required in the carrying values of mining properties and investments in 2010 (2009 – NIL).  In 2008, the Company recorded a write-down of carrying value of its Quiruvilca silver and zinc mine in Peru totaling $15.1 million, as a result of a sharp decline in zinc prices.

b.	Navidad Project, Argentina

During the year ended December 31, 2010, the Company capitalized $29.1 million of evaluation costs at the Navidad Project in Argentina including $3.6 million in VAT ($NIL million 2009 due to the acquisition occurring in December 2009 as described in Note 3).

c.	Morococha Mine, Peru

During the second quarter of 2010, the Company’s wholly owned subsidiary Compañia Minera Argentum S.A. (“Argentum”), reached an agreement with Minera Chinalco Perú (“MCP” or “Chinalco”), a subsidiary of the Aluminum Corporation of China which clearly defines each party’s long term surface rights in the area of the Morococha mine.  The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP’s Toromocho copper project. MCP requires certain lands and concessions in order to proceed with the development of Toromocho, including the surface lands within the planned open pit mining area of the Toromocho project.  While Argentum does not own this land, much of the Morococha mine infrastructure and facilities are located on this ground.

Under the terms of the agreement, Argentum will relocate the core Morococha facilities over a 5 year period and transfer certain mineral concessions and access rights to MCP.  In exchange, Argentum will receive a package of surface rights, easements and other rights that are sufficient to relocate the facilities and to continue uninterrupted operations.  Lastly, Argentum will receive periodic cash payments from MCP totaling $40 million, of which, to December 31, 2010, the Company has received $7.8 million which have been utilized and offset against capital expenditures incurred for the project as well as direct project related expenses.  The Company has also entered into a funding arrangement whereby it receives additional advances towards some of the project capital expenditures (Note 12).

d.	La Preciosa Project, Durango, Mexico

In April, 2009, Pan American and Orko Silver Corp. (‘‘Orko’’) entered into an agreement, pursuant to which Pan American and Orko agreed to form a joint venture to develop the La Preciosa silver project located in the State of Durango, Mexico. Under the terms of the agreement, in order for the Company to retain its 55% interest in the venture: (a) the Company must, in addition to contributing its mine development expertise, spend a minimum of $5 million in the first 12 months from the date of the Joint Venture Letter Agreement (the condition was achieved as of the first quarter of 2010) and conduct resource definition drilling, acquire necessary surface rights, obtain permits, and prepare a feasibility study over the following 24 month period; and (b) following a positive construction decision, the Company must contribute 100% of the funds necessary for practical completion of an operating mine.  In exchange for its 45% interest in the venture, Orko agreed to contribute its exploration expertise and the La Preciosa Project and related concessions.

Until such time as an economic analysis is completed and proven and probable reserves are established, costs incurred through the joint venture company will be expensed and no value has been attributed to the property contributed by Orko. The Company has assessed the operating company of the La Preciosa project to be a variable interest entity as contemplated under AcG-15 with the Company being the primary

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

beneficiary of the joint venture and as such, it is consolidated in the financial statements of the Company. For the year ended December 31, 2010, the exploration expense recognized arising from the La Preciosa project is $10.0 million, and exploration spending since the start of the project through to December 31, 2010 is $14.0 million.

9.	Other Assets

Other assets consist of:
	2010	2009
Long-term receivable net (1)	-	3,825
Reclamation bonds	135	132
Investments (Note 6)	1,483	1,553
Non-current direct smelting ore (Note 7) (2)	-	1,011
	$1,618	$6,521
(1)	The Company provided for 100% of certain long term receivables in 2010 as described in Note 5.
(2)	During 2010, the Company wrote down the direct smelting ore inventory as described in Note 5 & 7.

10.	Accounts Payable and Accrued Liabilities

Account payable and accrued liabilities consist of:

	2010	2009
Trade accounts payable	$23,746	$29,836
Other accounts payable and trade related accruals	17,230	18,108
Aquiline acquisition costs payable	-	7,582
Payroll and related benefits	18,386	12,848
Severance accruals	6,464	4,781
Payment due for mineral property acquired in the Aquiline transaction	-	5,799
Advances on concentrate	38	5,668
Other taxes payable	3,842	1,862
Other	11,524	9,675
	$81,230	$96,159

11.	Provision for Asset Retirement Obligation and Reclamation

The total undiscounted amount of estimated cash flows required to settle the Company’s asset retirement obligations is $72.1 million (2009 - $67.1 million) which has been discounted using discount rates of between 3% and 19%.  Reclamation obligations at the Quiruvilca mine of $17.6 million are expected to be paid starting in two to five years while the remainder of the obligations is expected to be paid through 2028.   Revisions made to the reclamation obligations in 2010 were primarily a result of increased site disturbance and from the ordinary course of operations at the mines. Reclamation obligations will be funded from operating cash flows, reclamation deposits and cash on hand.

A summary of the Company’s provision for asset retirement obligation and reclamation is presented below:

	2010	2009	2008
Balance at January 1	$62,775	$57,323	$50,370
Reclamation expenditures	(1,045)	(992)	(167)
Accretion expense	2,929	2,998	2,687
Revisions in estimated cash flows	4,804	2,211	4,433
Reclamation obligations assumed on acquisitions	-	1,235	-
Balance at December 31, 2010	$69,463	$62,775	$57,323

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

12.	Other Liabilities

Other liabilities consist of:
	2010	2009
Liability arising from Aquiline acquisition (Note 3)	$20,788	$20,788
Equipment and construction advance (Note 8)	5,360	-
Long term labour related legal liabilities	2,466	-
	$28,614	$20,788

13.	Accumulated other comprehensive income (loss)

	2010	2009	2008
Accumulated other comprehensive income, beginning of period	$1,618	$(232)	$(8,650)
Unrealized gains on available for sale securities	8,025	17,079	9,913
Unrealized gain reversed upon disposal of shares in acquisition of mineral interests	-	(8,710)	-
Reclassification adjustment for gains included in income	(297)	(6,519)	(1,495)
Balance at end of year	$9,346	$1,618	$(232)

Accumulated other comprehensive income / (loss) comprises unrealized gains and losses on short-term investments and other investments designated as “available for sale”.

14.	Share Capital and Stock Compensation Plan

The Company has a comprehensive stock compensation plan for its employees, directors and officers.  The plan provides for the issuance of common shares and stock options, as incentives.  The maximum number of Shares which may be issued pursuant to options granted or bonus Shares issued under the 2008 Plan may be equal to, but will not exceed 6,461,470 Shares.  The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors.  Any modifications to the stock Compensation Plan require shareholders’ approval.

The Board has developed long term incentive plan (“LTIP”) guidelines, which provides annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan.  The LTIP consists of an annual grant of options to senior management to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend.  The options are five year options which vest in three installments, one third on the first anniversary of the grant date and one third on each of the second and third anniversary dates of the award.  Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential.  The Compensation Committee oversees the LTIP on behalf of the Board of Directors.  The LTIP plan guidelines can be modified or suspended, at the discretion of the Compensation Committee and the Board of Directors.

Transactions concerning stock options and share purchase warrants are summarized as follows in Canadian dollars (“CAD”):

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price CAD$	Shares	Price CAD$	Shares
As at December 31, 2007	620,559	$18.52	4,010,108	$12.33	4,630,667

Granted	147,057	$36.66	-	$-	147,057
Exercised	(129,371)	$20.73	(3,969,016)	$12.31	(4,098,387)
Expired	-	$-	(41,092)	$12.00	(41,092)
Forfeited	(23,605)	$31.82	-	$-	(23,605)
As at December 31, 2008	614,640	$21.88	-	$-	614,640

Granted	442,008	$17.73	-	$-	442,008
Issued on acquisition	517,709	$46.11	7,702,698	$33.56	8,220,407
Exercised	(32,000)	$14.85	-	$-	(32,000)
Expired	(37,000)	$24.87	-	$-	(37,000)
Forfeited	(36,231)	$20.67	-	$-	(36,231)
As at December 31, 2009	1,469,126	$29.66	7,702,698	$33.56	9,171,824

Granted	558,249	$27.43	-	$-	558,249
Issued on acquisition	-	$-	702,540	$35.00	702,540
Exercised	(450,587)	$16.72	(399,005)	$11.57	(849,592)
Expired	-	$-	(51,488)	$52.10	(51,488)
Forfeited	(128,392)	$23.93	-	$-	(128,392)
As at December 31, 2010	1,448,396	$32.95	7,954,745	$34.67	9,403,141

a.	Long Term Incentive and Option Plan

In January, 2010 the Company awarded 31,824 shares of common stock with a two year holding period and granted 281,921 options under this plan.  The Company used as its assumptions for calculating fair value a risk free interest rate of 2.0 percent, weighted average volatility of 57 percent, expected lives ranging from 1.5 to 3 years based on historical experience dividend yield of zero, and an exercise price of CAD $25.19 per share.  The weighted average fair value of each option was determined to be CAD $8.53.

In February, 2010 the Company granted a further 156,712 options under the guidelines of this plan as a transactional award to certain employees arising from the Aquiline acquisition described in Note 3.  The Company used as its assumptions for calculating fair value a risk free interest rate of 1.5 percent, weighted average volatility of 55 per cent, expected lives ranging from 1.5 to 3 years based on historical experience, dividend yield of zero, and an exercise price of CAD $22.23 per share.  The weighted average fair value of each option was determined to be CAD $8.04.  The options are unvested at the grant date and will vest only when a positive construction decision is made by the Board with regards to the Navidad project and only if that decision is made no later than 3 years from the grant date of the options.

Finally, in December, 2010 the Company also awarded 42,944 shares of common stock with a two year holding period and granted 114,405 options under this plan (the LTIP is typically an annual grant with only a timing difference that resulted in the second grant in 2010 in lieu of an early January grant).  The Company used as its assumptions for calculating fair value a risk free interest rate of 1.6 per cent, weighted average volatility of 46 percent, expected lives ranging from 1.8 to 3 years based on historical experience, dividend yield of 0.3 percent, and an exercise price of CAD $40.22 per share.  The weighted average fair value of each option was determined to be CAD $11.12.

During the year ended December 31, 2010, 450,587 common shares were issued for proceeds of $7.3 million in connection with the exercise of options under the plan (2009 – 32,000 and $0.4 million).

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The following table summarizes information concerning stock options outstanding and options exercisable as at December 31, 2010.  The underlying options agreements are specified in Canadian dollar amounts and includes options issued as part of the acquisition of Aquiline Resources Inc. (Replacement Options as discussed in Note 3):

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at December 31, 2010	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at December 31, 2010	Weighted Average Exercise Price CAD$
$17.73 - $22.23	411,283	42.05	$19.19	42,764	$17.73
$22.24 - $28.41	347,761	39.79	$26.09	107,589	$28.10
$33.00 - $36.66	125,850	21.91	$36.20	88,121	$36.00
$40.22 - $48.10	563,502	18.19	$46.50	449,097	$48.10
	1,448,396	30.47	$32.95	687,571	$41.53

For the year ended December 31, 2010, the total employee stock-based compensation expense recognized in the statement of operations was $4.0 million (2009 – $2.4 million, 2008 – $2.2 million).

b.	Share Purchase Warrants

In the fourth quarter of 2009 and the first quarter of 2010 as described in Note 3, the Company issued share purchase warrants (Consideration and Replacement Warrants) in connection with the acquisition of Aquiline Resources Inc. The following table summarizes information concerning warrants outstanding and warrants exercisable as at December 31, 2010.

	Warrants Outstanding			Warrants Exercisable
Exercise Prices CAD$	Number Outstanding as at December 31, 2010	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at December 31, 2010	Weighted Average Exercise Price CAD$
$10.02	106,037	9.69	$10.02	106,037	$10.02
$35.00	7,848,708	47.35	$35.00	7,848,708	$35.00
	7,954,745	46.73	$34.67	7,954,745	$34.67

c.	Key Employee Long Term Contribution Plan

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “Contribution Plan”).  The Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company.

The Contribution Plan is a four year plan with a percentage of the retention bonus payable at the end of each year of the program.  The Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for four years starting in June 2009.  Each year, the annual contribution award will be paid in the form of either cash or shares of the Company.  The minimum aggregate value that will be paid in cash or issued in shares over the 4 year period of the Plan is CAD $10.4 million with CAD $4.9 million remaining to be paid as of December 31, 2010 as described in Note 5.  Currently, it is planned that any such payments will be made by way of cash.  No shares will be issued from the treasury pursuant to the Contribution Plan without the prior approval of the plan by the shareholders of the Company and any applicable securities regulatory authorities.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

15.	Earnings Per Share (Basic and Diluted)

For the year ended December 31, (income and shares in thousands)
	2010			2009			2008
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income	$112,573			$61,998			$24,602

Basic EPS	112,573	106,969	$1.05	61,998	87,578	$0.71	24,602	80,236	$0.31
Effect of Dilutive Securities:
Stock Options		308		-	151		-	223
Warrants		298		-	22		-	314

Diluted EPS	$112,573	107,575	$1.05	$61,998	87,751	$0.71	$24,602	80,773	$0.30

Potentially dilutive securities excluded in the Diluted EPS calculation for the years ended December 31, 2010, 2009 or 2008 were out-of-money options and warrants (2010 – 8,631,999, 2009 – 7,998,811, 2008 – 391,453).

16.	Changes in Non-Cash Operating Working Capital Items

The following table summarizes the changes in operating working capital items:

	Year Ended December 31,
Changes in non-cash operating working capital items	2010	2009	2008
Accounts receivable and other current assets	$(2,905)	$(26,772)	$9,047
Inventories	(12,097)	(15,162)	(21,175)
Prepaid expenses	(3,908)	1,536	(700)
Accounts payable and other current liabilities	5,749	629	(1,697)
Income taxes payable	37,108	3,987	8,121
	$23,947	$(35,782)	$(6,404)

17.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are Silver, Zinc, Lead and Copper produced from mines located in Mexico, Peru, Argentina and Bolivia.  Segments have been aggregated where operations in specific regions have similar products, production processes, type of customers and economic environment.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

For twelve months ended December 31, 2010
	Peru			Mexico		Argentina		Bolivia	Other
	Huaron	Morococha	Quiruvilca	Alamo Dorado	La Colorada	Manantial Espejo	Aquiline	San Vicente		Total
Sales to external customers	$75,759	$88,708	$50,792	$147,465	$73,428	$137,330	$-	$58,504	$-	$631,986
Depreciation and amortization	$(3,996)	$(6,829)	$-	$(27,406)	$(4,597)	$(30,848)	$(279)	$(12,256)	$(270)	$(86,483)
Exploration and project development	$-	$-	$-	$(25)	$(598)	$(1,262)	$(8,551)	$-	$(14,091)	$(24,527)
Accretion of asset retirement obligation	$(575)	$(223)	$(395)	$(444)	$(322)	$(709)	$-	$(261)	$-	$(2,929)
Interest and financing expenses	$(134)	$(204)	$(165)	$-	$-	$(211)	$(11)	$(267)	$(1,069)	$(2,061)
Investment and other (expenses) income	$1,575	$1,506	$(132)	$243	$1,747	$170	$(212)	$-	$591	$5,488
Foreign exchange gains (losses)	$1,150	$(645)	$(2,632)	$(1,640)	$125	$220	$10,887	$211	$3,382	$11,058
Gain on commodity and foreign currency contracts	$(7)	$(41)	$(34)	$-	$-	$-	$-	$-	$(155)	$(237)
Gain (loss) on sale of assets	$13	$640	$-	$(17)	$(6)	$-	$-	$21	$-	$651
Income (loss) before income taxes	$15,592	$26,163	$11,896	$76,343	$33,773	$33,592	$1,714	$20,155	$(15,668)	$203,560
Net income for the year	$10,192	$18,944	$7,580	$51,489	$21,945	$18,218	$1,531	$4,029	$(21,355)	$112,573
Capital expenditures	$6,606	$16,685	$-	$2,132	$9,118	$7,021	$35,605	$6,007	$196	$83,370
Segment assets	$63,576	$145,505	$70,455	$143,593	$50,518	$329,928	$887,865	$120,962	$260,206	$2,072,608
Long-lived assets	$61,714	$103,231	$-	$88,083	$25,795	$236,155	$886,401	$87,070	$4,079	$1,492,538

For twelve months ended December 31, 2009
	Peru			Mexico		Argentina		Bolivia	Other
	Huaron	Morococha	Quiruvilca	Alamo Dorado	La Colorada	Manantial Espejo	Aquiline	San Vicente		Total
Sales to external customers	$62,101	$63,445	$36,911	$98,178	$54,277	$103,244	$-	$36,656	$-	$454,812
Depreciation and amortization	$(3,902)	$(6,783)	$(661)	$(24,853)	$(11,509)	$(28,733)	$-	$(6,456)	$(272)	$(83,169)
Exploration and project development	$-	$-	$-	$(762)	$(1,223)	$(1,132)	$(631)	$1	$(6,186)	$(9,934)
Accretion of asset retirement obligation	$(605)	$(240)	$(785)	$(401)	$(370)	$(417)	$-	$(180)	$-	$(2,998)
Interest and financing expenses	$(82)	$(76)	$(95)	$-	$-	$-	$-	$(5)	$(4,034)	$(4,292)
Investment and other (expenses) income	$(406)	$(522)	$(2,895)	$(126)	$(35)	$(2,169)	$-	$3	$4,683	$(1,467)
Foreign exchange gains (losses)	$(2,810)	$(4,050)	$4,505	$(1,979)	$138	$693	$656	$(56)	$1,885	$(1,018)
Gain on commodity and foreign currency contracts	$739	$1,129	$397	$-	$-	$-	$-	$-	$(347)	$1,918
Gain (loss) on sale of assets	$(15)	$(16)	$-	$(267)	$(18)	$-	$-	$77	$19	$(220)
Income (loss) before income taxes	$10,684	$6,027	$6,340	$26,685	$11,346	$14,747	$66	$15,241	$(1,382)	$89,754
Net income for the year	$7,819	$2,510	$3,818	$16,514	$7,288	$11,131	$66	$14,278	$(1,426)	$61,998
Capital expenditures	$6,970	$8,251	$-	$1,266	$3,078	$13,461	$-	$18,992	$733	$52,751
Segment assets	$66,436	$116,829	$45,588	$157,081	$48,026	$337,170	$819,330	$128,755	$129,394	$1,848,609
Long-lived assets	$58,802	$91,440	$-	$113,583	$20,712	$273,364	$804,308	$92,902	$2,613	$1,457,724

For twelve months ended December 31, 2008
	Peru			Mexico		Argentina	Bolivia	Other
	Huaron	Morococha	Quiruvilca	Alamo Dorado	La Colorada	Manantial Espejo	San Vicente		Total
Sales to external customers	$67,795	$65,882	$34,126	$105,137	$57,729	$(11)	$7,942	$-	$338,600
Depreciation and amortization	$(3,361)	$(4,749)	$(1,398)	$(27,894)	$(7,205)	$-	$(1,510)	$(232)	$(46,349)
Exploration and project development	$-	$-	$-	$(1,973)	$(1,847)	$(305)	$86	$(1,455)	$(5,494)
Accretion of asset retirement obligation	$(574)	$(361)	$(1,044)	$(382)	$(326)	$-	$-	$-	$(2,687)
Interest and financing expenses	$(216)	$(209)	$(169)	$(55)	$-	$-	$(15)	$(287)	$(951)
Investment and other (expenses) income	$(1,163)	$1,132	$(3,536)	$(7,804)	$(1,107)	$88	$(197)	$10,617	$(1,970)
Foreign exchange gains (losses)	$(495)	$(860)	$(626)	$12,604	$(1,426)	$840	$258	$(16,442)	$(6,147)
Gain on commodity and foreign currency contracts	$(1,127)	$(2,657)	$(338)	$-	$-	$-	$-	$2,503	$(1,619)
Writedown on a mining asset	-	$-	$(15,117)	$-	$-	$-	$-	$-	$(15,117)
Gain (loss) on sale of assets	$-	$(25)	$(2)	$(121)	$-	$-	$53	$1,093	$998
Income (loss) before income taxes	$12,223	$11,132	$(15,607)	$41,324	$12,279	$612	$817	$(13,748)	$49,032
Net income for the year	$8,225	$6,335	$(12,227)	$30,189	$5,863	$(471)	$436	$(13,748)	$24,602
Capital expenditures	$13,472	$18,809	$5,295	$1,835	$11,929	$134,826	$56,196	$1,438	$243,800
Segment assets	$66,161	$107,085	$27,386	$179,621	$49,629	$316,929	$98,443	$28,129	$873,383
Long-lived assets	$55,552	$89,665	$-	$136,034	30,123	$296,319	$86,885	$2,483	$697,061

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Product Revenue	2010	2009	2008
Silver / doré	$313,286	$215,562	$131,160
Zinc concentrate	75,345	46,378	40,335
Lead concentrate	97,538	73,295	81,234
Copper concentrate	160,384	128,104	88,341
Silver pyrites	-	754	2,435
Royalties	(14,567)	(9,281)	(4,905)
Total	$631,986	$454,812	$338,600

The Company has 13 customers that account for 100% of the concentrate and doré sales revenue.  The Company has 4 customers that accounted for 24%, 22%, 18% and 11% of total sales in 2010, and 4 customers that accounted for 25%, 22%, 16% and 15% of total sales in 2009 (2008 – 4 customers with 22%, 16%, 14%, and 13% of sales, respectively).  The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse affect on the Company’s results of operations, financial condition, and cash flows.

18.	Commitments and Contingencies

a.	General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.

b.	Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 5.

c.	Credit Facility

On October 10, 2008, Pan American entered into a $70 million revolving credit facility (“the Facility”) with Scotia Capital and Standard Bank Plc (“the Lenders”). The purpose of the Facility is for general corporate purposes, including acquisitions.  The Facility, which is principally secured by a pledge of Pan American’s equity interests in its material subsidiaries, had a term of four years.  On December 20, 2010 the Company amended the Facility by, among other things, extending the term to December 20, 2014 and increased the amount of the Facility to $150 million by expanding the number of Lenders to include West LB, CIBC and BMO. The interest margin on the renewed Facility ranges from 3.00% to 4.00% over LIBOR, based on the Company’s net debt to EBITDA ratio. Pan American has agreed to pay a commitment fee of between 0.90% and 1.20% on undrawn amounts under the Facility, depending on the Company’s net debt to EBITDA ratio. As at December 31, 2010, the Company has made no drawings under this Facility.

d.	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and are generally becoming more restrictive.  The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based principally on legal and regulatory requirements. As of December 31, 2010 and December 31, 2009, $69.5 million and $62.8 million, respectively, were accrued

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

for reclamation costs relating to mineral properties in accordance with CICA Section 3110, “Asset Retirement Obligations”. See also Note 11.

e.	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates.  Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are highly complex and subject to interpretation.  From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

f.	Capital Leases

The following is a schedule of future minimum lease payments classified as capital leases at December 31, 2010 together with the balance of the obligation under the capital lease as identified in Note 5:

Year ending December 31	Capital Leases
2011	$124
2012	35
2013	5
Total future minimum payments	164
Less amount representing interest	(6)
Present value of leases	$158

g.	Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

h.	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

i.	Royalty Agreements and Participation Agreements

The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below.  Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production as an offset to gross sales.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Huaron, Quiruvilca and Morococha mines

In June 2004, Peru’s Congress approved a new bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60 million; (ii) 2.0% for companies with sales between $60 million and $120 million; and (iii) 3.0% for companies with sales greater than $120 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes. Because the Huaron and Quiruvilca mines are one legal entity, this royalty is calculated on the cumulative production of both mines while the calculation of the royalty on Morococha’s production is done on this mine alone.

Manantial Espejo mine

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property.  In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

San Vicente mine

Pursuant to an option agreement entered into with COMIBOL, the Bolivian state mining company, with respect to the development and operation of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% of the operations cash flow from operations, with the participation fee reduced by 75% until the Company recovers its investment in the property.

A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter royalty payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater.

In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible; however, it is not creditable.

19.	Income Taxes

	December 31
	2010	2009	2008
Current income taxes	$73,760	25,643	$21,220
Future income taxes	17,227	2,113	3,210
Provision for income taxes	$90,987	27,756	$24,430

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes and non-controlling interest.  These differences result from the following items:

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	December 31
	2010	2009	2008
Income before taxes and non-controlling interest	205,387	90,851	49,797
Statutory tax rate	28.50%	30.0%	31.0%
Income tax expense (recovery) based on above rates	$58,535	$27,255	$15,437
Increase (decrease) due to:
Non-deductible expenses	1,731	1,524	687
Adjustments to estimated deductible expenses	4,379	(2,638)	-
Tax benefit / (expense) not recognized when arose	1,543	(791)	4,261
Foreign tax rate differences	3,917	(726)	(1,696)
Effect of other taxes paid	4,106	519	1,963
Valuation allowance on exploration expenses	6,214	982	-
Withholding taxes paid	5,902	-	-
Other	4,660	1,631	3,778
	$90,987	$27,756	$24,430

The tax effect of each type of item that gives rise to the Company’s future income tax assets and liabilities have been determined and are set out in the table below.  The Company has recorded a valuation allowance against the value of certain potential tax assets for which the likelihood of realization is not more likely than not.
	2010	2009
Excess of tax value of capital assets over book value	$5,661	$5,561
Deductible temporary differences and other	27,540	25,604
Canadian resource pools	2,076	3,252
Non-capital loss carry forward	33,165	24,529
Capital losses and other	2,966	2,460
Total future income tax asset	71,408	61,406
Less: valuation allowance	(47,177)	(32,243)
Net future income tax asset	24,231	29,163
Excess of book value of capital assets over tax value	(350,348)	(329,990)
Net future income tax liability	$(326,117)	$(300,827)

Presentation of the future income taxes on the Consolidated Balance Sheets is as follows:

	2010	2009
Current future income tax assets	$8,172	$4,993
Long term future income tax assets	1,251	-
Current future income tax liability	(4,312)	-
Long-term future income tax liabilities	(331,228)	(305,820)
	$(326,117)	$(300,827)

At December 31, 2010 the Company has non-capital losses available for tax purposes:
	Amount	Expiry
Canada	$101,061	2011-2030
Argentina	$715	2011-2014
Bolivia	$-	2011-2014
Mexico	$25,058	2017-2019

If not utilized, the Canadian losses will expire as follows: 2011 - $8 million, 2013 - $3.1 million, 2014 - $19.8 million, 2015 - $20.6 million, and from 2025 to 2030 - $49.5 million.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

20.	Related Party Transactions

During the year ended December 31, 2010, a private company controlled by a director of the Company was paid approximately $0.4 (2009-$0.2 million, 2008-$0.2 million) for consulting services.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

21.	Differences between Canadian and United States Generally Accepted Accounting Principles

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”).  Material differences between Canadian GAAP and U.S. GAAP and their effect on the Company’s consolidated financial statements are summarized in the following tables.

	December 31, 2010
Consolidated Balance Sheets	Total assets	Total liabilities	Non-Controlling Interest	Equity

Reported under Canadian GAAP	$2,072,608	$544,546	$7,774	$1,520,288
Amortization of mineral property (a)	(789)	(237)	-	(552)
Depletion expense (b)	(14,927)	(5,229)	-	(9,698)
Startup revenues and expenses (c)	681	197	-	484
Reclassification of share purchase warrants (d)	-	127,890	-	(127,890)
Reclassification of stock based compensation (e)	-	4,650	-	(4,650)
Purchase accounting under business combinations (f)	(24,462)	(8,562)	-	(15,900)
Capitalized evaluation costs (g)	(29,075)	(10,176)	-	(18,899)
Reclassification of non-controlling interest (h)	-	-	(7,774)	7,774
Reported under U.S. GAAP	$2,004,036	$653,079	$-	$1,350,957

	December 31, 2009
Consolidated Balance Sheets	Total assets	Total liabilities	Non-Controlling Interest	Equity

Reported under Canadian GAAP	$1,848,609	$489,563	$15,256	$1,343,790
Amortization of mineral property (a)	(1,046)	(293)	-	(753)
Depletion expense (b)	(16,540)	(5,818)	-	(10,722)
Startup revenues and expenses (c)	681	197	-	484
Reclassification of share purchase warrants (d)	-	43,919	-	(43,919)
Reclassification of stock based compensation (e)	-	2,943	-	(2,943)
Purchase accounting under business combinations (f)	13,357	(5,882)	30,162	(10,923)
Reclassification of non-controlling interest (h)	-	-	(45,418)	45,418
Reported under U.S. GAAP	$1,845,061	$524,629	$-	$1,320,432

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

December 31, 2010
Consolidated Statement of Equity	Share Capital	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Non Controlling Interest	Total

Reported under Canadian GAAP	$1,272,860	$45,303	$192,779	$9,346	$-	$1,520,288
Amortization of mineral property (a)	-	-	(552)	-	-	(552)
Depletion expense (b)	-	-	(9,698)	-	-	(9,698)
Startup revenues and expenses (c)	-	-	484	-	-	484
Reclassification of share purchase warrants (d)	3,948	(38,281)	(93,557)	-	-	(127,890)
Reclassification of stock based compensation (e)	-	(1,606)	(3,044)	-	-	(4,650)
Purchase accounting under business combinations (f)	-	-	(15,900)	-	-	(15,900)
Capitalized evaluation costs (g)	-	-	(18,899)	-	-	(18,899)
Reclassification of NCI (h)	-	-	-	-	7,774	7,774
Debt issue costs (i)	-	3,273	(3,273)	-	-	-
Reported under U.S. GAAP	$1,276,808	$8,689	$48,340	$9,346	$7,774	1,350,957

December 31, 2009
Consolidated Statement of Equity	Share Capital	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Non Controlling Interest	Total

Reported under Canadian GAAP	$1,206,647	$47,293	$88,232	$1,618	$-	$1,343,790
Amortization of mineral property (a)	-	-	(753)	-	-	(753)
Depletion expense (b)	-	-	(10,722)	-	-	(10,722)
Startup revenues and expenses (c)	-	-	484	-	-	484
Reclassification of share purchase warrants (d)	-	(40,944)	(2,975)	-	-	(43,919)
Reclassification of stock based compensation (e)	-	(1,657)	(1,286)	-	-	(2,943)
Purchase accounting under business combinations (f)	-	-	(10,923)	-	-	(10,923)
Reclassification of NCI (h)	-	-	-	-	45,418	45,418
Debt issue costs (i)	-	3,273	(3,273)	-	-	-
Reported under U.S. GAAP	$1,206,647	$7,965	$58,784	$1,618	$45,418	1,320,432

December 31, 2008
Consolidated Statement of Equity	Share Capital	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Non Controlling Interest	Total

Reported under Canadian GAAP	$655,517	$4,122	$26,234	$(232)	$-	$685,641
Amortization of mineral property (a)	-	-	(915)	-	-	(915)
Debt issue costs (i)	-	3,273	(3,273)	-	-	-
Depletion expense (b)	-	-	(10,538)	-	-	(10,538)
Startup revenues and expenses (c)	-	-	484	-	-	484
Reclassification of NCI (h)	-	-	-	-	5,746	5,746
Reported under U.S. GAAP	$655,517	$7,395	$11,992	$(232)	$5,746	680,418

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	December 31
Consolidated Statement of Operations	2010	2009	2008

Net income reported under Canadian GAAP	$112,573	$61,998	$24,602
Amortization of non-producing property (a)	201	162	189
Depletion expense (b)	1,024	(183)	(2,133)
Reclassification of share purchase warrants (d)	(90,582)	(2,975)	-
Reclassification of stock based compensation (e)	(1,757)	(1,287)	-
Purchase accounting under business combinations (f)	4,716	(10,923)	-
Capitalized evaluation costs (g)	(18,899)	(10,923)	-
Net income for the year attributable to non-controlling interest (h)	1,827	1,097	765
Net (loss) income reported under U.S. GAAP	$9,103	$47,889	$23,423

Consolidated Statements of Operations
(Under U.S. GAAP)	2010	2009	2008
Revenue	$631,986	$454,812	$338,600
Expenses
Cost of sales	305,696	245,637	199,032
General and Administrative (e)	17,389	13,538	10,435
Depreciation, depletion, and amortization (a), (b)	84,614	83,233	49,445
Asset retirement and reclamation	2,929	2,998	2,687
Exploration and project development (f), (g)	48,886	20,857	5,494
Other expense	-	-	4,674
(Gain) on sale of assets	(651)	220	(998)
Doubtful accounts and inventory provisions	4,754	4,375	-
Write-down of assets	-	-	15,117
	$463,617	$370,858	$285,886
Income before the under noted	168,369	83,954	52,714
Investment and other income	5,488	(1,467)	2,704
Interest and financing expense	(2,061)	(4,292)	(951)
Gain (loss) on commodity and foreign currency contracts	(237)	1,918	(1,619)
Loss on derivatives (d)	(92,059)	(3,492)	-
Foreign exchange loss	11,058	(1,018)	(6,147)
Income before income taxes	90,558	75,603	46,701
Income tax provision (j)	(81,455)	(27,714)	(23,278)
Net income for the year	$9,103	$47,889	$23,423
Net income for the year attributable to non-controlling interest	1,827	1,097	765
Net income for the year attributable to common shareholders	$7,276	$46,792	$22,658

Earnings per share
Basic	$0.07	$0.53	$0.28
Diluted	$0.07	$0.53	$0.28

Weighted average number of common shares outstanding
Basic	106,969	87,578	80,236
Diluted	107,575	87,751	80,773

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	December 31
Consolidated summarized statement of cash flows	2010	2009	2008

Cash flow provided by operating activities, Canadian GAAP	$242,256	$115,876	$93,528
Capitalized evaluation costs (g)	(29,075)
Business combination transaction expenses (f)	(2,866)	(3,341)	-
Cash flow provided by operating activities, U.S. GAAP	$210,315	$112,627	$92,985
Cash flow used in investing activities, Canadian GAAP	$(166,117)	$(146,342)	$(168,822)
Capitalized evaluation costs (g)	29,075
Business combination transaction expenses (f)	2,866	3,341	-
Cash flow used in investing activities U.S. GAAP	$(134,176)	$(143,001)	$(168,822)

Cash flow provided by financing activities, Canadian and U.S. GAAP	$2,599	$104,059	$50,711
Effect of exchange rate changes on cash	709	92	(543)
Increase (decrease) in cash under U.S. GAAP	$79,447	$73,685	$(25,126)

a.	Mineral Property Expenditures

Under Canadian GAAP capitalized costs related to non-producing mineral properties are only amortized after the commencement of operations.  Prior to 2004, under U.S. GAAP, the Company accounted for mineral rights as intangible assets, and accordingly mineral rights were amortized on a straight-line basis over the life of the mineral rights.  This resulted in the Company recording amortization of $1.7 million during 2003 with respect to mining rights acquired in 2003.  The Emerging Issues Task Force (EITF) reached a consensus “Whether Mineral Rights are Tangible or Non-Tangible Assets”. The conclusion is that mineral rights are tangible assets and should be amortized over the productive life of the asset.  The Company has adopted this guidance with effect from 2004 on a prospective basis.  The change has the effect of reducing amortization expense in the year ended December 31, 2004 by $1.7 million ($1.1 million net of income taxes). This change had the effect of conforming Canadian GAAP to U.S. GAAP.

b.	Depreciation and Depletion

Under Canadian GAAP, prior to 2005, the Company calculated depletion expense in reference to proven and probable reserves and a portion of resources, whereas under U.S. GAAP, depletion is calculated based on proven and probable reserves only.  During the year ended December 31, 2010, the Company calculated a decrease of depletion of $1.6 million (for 2009 –$0.2 million increase), with a corresponding decrease to accumulated depletion.  In addition, the future income tax liability would increase by $0.6 million (2009 –$0.1 million decrease), with a corresponding increase to income tax expense.

c.	Startup Revenue and Expenses

Under Canadian GAAP, revenues and expenditures during the pre-operating period are treated as part of the cost of capital asset.  Under U.S. GAAP, all revenues and expense after completion of construction and during pre-operating will be recorded in the statement of operations.  In 2007, during the start up of the Alamo Dorado mine, the Company would have recorded sales, less cost of sales, depletion and amortization, and taxes on the statement of operations with a net income effect of $0.5 million.

d.	Share Purchase Warrants

For Canadian GAAP purposes, all of the Company’s outstanding share purchase warrants are classified and accounted for as equity in the Company’s consolidated financial statements.  In 2006, an interpretation of U.S. GAAP, Accounting for Derivative Instruments and Hedging Activities, required that share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency be classified and accounted for as financial liabilities at their fair values with changes in fair values being included in net earnings.  For the year ended December 31, 2010, the net effect of reflecting the mark-to-market loss on these share purchase warrants was to reduce net earnings by $90.6

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

million (2009 – $3.0 million)  The derivative liability relating to share purchase warrants at December 31, 2010 was $ 127.9 million (2009 – $43.9 million).  The Company used the Black Scholes formula for calculating fair value with the following  assumptions: a risk free interest rate of 2.2 percent, weighted average volatility of 40 percent, expected lives ranging from 0.8 to 4 years, dividend yield of 0.25%, and an exercise price of CAD $34.67 per share.  The weighted average fair value of each warrant was determined to be CAD $16.08.

e.	Stock Based Compensation

Share-based benefits have been valued at fair value using the Black-Scholes option pricing model for option grants and the grant date fair market value for stock awards.  Compensation amounts have been expensed over the applicable vesting period.    Under Statement of Financial Accounting Standard (SFAS) No. 123R “Share Based Payment” certain of these stock-based awards granted are considered liability instruments under U.S. GAAP and would be measured at fair value at each reporting date because options granted to certain employees are denominated in CAD, a currency different from that in which the employees are remunerated.

f.	Business Combinations

Acquisition-related costs are excluded from the purchase price in a business combination and are expensed as incurred under U.S. GAAP, effective January 1, 2009.  Under Canadian GAAP, such amounts are included in the purchase price.  In addition, the non-controlling interest in a business combination is recorded at fair value with the related adjustment classified as an adjustment to mineral property.  The Company completed in the first quarter of 2010 a stepped completion of the Aquiline acquisition (as described in Note 3).  For U.S. GAAP, the fair value of additional consideration issued was first recorded against non-controlling interest and any remaining differential adjusted through retained earnings with no subsequent adjustment to the fair value assigned to mineral property in the initial acquisition step.

g.	Capitalized evaluation costs

Under Canadian GAAP, evaluation costs may be deferred and amortized to the extent they meet certain criteria as described in Note 2.  Under U.S. GAAP, evaluation costs are expensed as incurred unless the resource properties have proven and probable reserves at which time costs incurred to bring the mine into production are capitalized as development costs. Drilling and related costs in delineating an orebody and converting mineral resources to mineral reserves are expensed as exploration costs under U.S. GAAP.  For the purposes of the consolidated statements of cash flows, the capitalized evaluation costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under U.S. GAAP.

h.	Non-Controlling Interest

Under Canadian GAAP, non-controlling interest is reported on a separate line of the Balance sheet.  For U.S. GAAP non-controlling interest is part of Shareholders Equity.

In December 2007, the ASC guidance for non-controlling interests was updated to  establish accounting and reporting standards pertaining to (i) ownership interests in subsidiaries held by parties other than the parent (“non-controlling interest”), (ii) the amount of net income attributable to the parent and to the non-controlling interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. If a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary is measured at fair value and a gain or loss is recognized in net income based on such fair value. For presentation and disclosure purposes, the guidance requires non-controlling interests to be classified as a separate component of stockholders’ equity. The Company adopted the updated guidance on January 1, 2009.

Pan American Silver Corp.
Notes to Consolidated Financial Statements
December 31, 2010, 2009, 2008
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

i.	Debt issue costs

The ASC guidance for “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” requires that three types of financial instruments be reported as liabilities by their issuers.  Those types of instruments include: mandatory redeemable instruments, forward purchase contracts, written put options and other financial instruments not in the form of shares that either obligate the issuer to repurchase its equity shares and settle its obligation for cash or by transferring other assets; and certain financial instruments that include an obligation that may be settled in a variable number of equity shares, has a fixed or benchmark tied value at inception that varies inversely with the fair value of the equity shares.  Under Canadian GAAP certain convertible debentures have been accounted for with the principal component of the debenture being treated as equity. The amortization of debt issue expenses of $3.3 million over a three-year period results in the permanent reclassification of these items between contributed surplus and retained earnings.

j.	Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference resulted in no difference in the financial position, results of operations or cash flows of the Company for the years presented.

As of January 1, 2007, the Company adopted, for U.S. GAAP purposes, current Accounting Standards Codification (“ASC”) updated guidance on Accounting for Uncertainty in Income Taxes.  This guidance clarifies financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return.  Guidance is also provided on the derecognition of previously recognized tax benefits and the classification of tax liabilities on the balance sheet.  The adoption of this interpretation did not have a material impact on the Company’s Consolidated Financial Statements.  The Company has not derecognized any tax benefits or recognized any changes in classification of tax liabilities in the years ending December 31, 2010, 2009, or 2008.

k.	Comprehensive Income

The Company adopted CICA Section 1530 on January 1, 2007, which aligns treatment under U.S. GAAP and Canadian GAAP for the reporting and display of the other comprehensive income (“OCI”) and its components.  The following table illustrates Comprehensive Income for the years ended December, 2010, 2009 and 2008 under U.S. GAAP.
	2010	2009	2008
Net income under U.S. GAAP	$9,103	$47,889	$23,423
Unrealized gain on available for sale securities	7,728	1,850	8,418
Comprehensive net income under U.S. GAAP	$16,831	$49,736	$31,841
Attributable to non-controlling interest	1,827	1,097	765
Attributable to common shareholders	$15,004	$48,642	$31,076

i.	Transition to International Financial Reporting Standards

The Company will report consolidated financial statements in accordance with  International Financial Reporting Standards (IFRS) for 2011, with comparative figures for the corresponding periods for 2010.  As such the Company will not be presenting a reconciliation to U.S. GAAP in future periods.

625 Howe Street, Suite 1500
Vancouver, BC
Canada V6C 2T6

Tel: 604 684-1175
Fax: 604 684-0147

www.panamericansilver.com